Exhibit 99.1

EnCana Corporation
EnCana on 8th tel: (403) 645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5 www.encana.com

September 10, 2009

To:	Alberta Securities Commission	Securities Commission of Newfoundland
	British Columbia Securities Commission	and Labrador
	Saskatchewan Financial Services	Nova Scotia Securities Commission
	Commission, Securities Division	Prince Edward Island Securities Office
	The Manitoba Securities Commission	Registrar of Securities, Northwest Territories
	Ontario Securities Commission	Registrar of Securities, Nunavut
	Autorité des marchés financiers	Registrar of Securities, Yukon
New Brunswick Securities Commission

cc:	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via email)
The Canadian Depository for Securities Ltd. (via Transfer Agent)

Re:	EnCana Corporation
Notice of Special Meeting of Shareholders
and Notice of Record Date
We advise the following with respect to the upcoming Special Meeting of Shareholders of EnCana Corporation:

1.	Meeting Type	Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	October 6, 2009
6.	Beneficial Ownership Determination Date	October 6, 2009
7.	Meeting Date	November 25, 2009
8.	Meeting Location	Calgary, Alberta

Per:	“Kerry D. Dyte”

Kerry D. Dyte, Corporate Secretary